January 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anastasia Kaluzienski and Robert Littlepage

Re:	Polomar Health Services, Inc.
Form 10-Q for the Period Ended September 30, 2024
File No. 000-56555

Ladies and Gentlemen:

On behalf of our client, Polomar Health Services, Inc. (the “Company”), we are submitting this letter in response to your correspondence dated December 17, 2024, received from the staff of the Division of Corporation Finance (the “Staff”) relating to the above-referenced filing of the Company (the “Correspondence”).

In the Correspondence, you requested that the Company respond to the comments contained therein within ten business days or advise the Staff when the Company will respond. The Company respectfully requests an extension of the original due date in order to allow the Company to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than February 7, 2025.

If you have any questions relating to the foregoing, please contact me at (516) 663-6580 or sfox@rmfpc.com.

Very truly yours,

/s/ Stephen E. Fox

For the Firm
Cc:	Terrence M. Tierney, President and CFO, Polomar Health Services, Inc.